Exhibit 99.1

Third Quarter 2017 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2017 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2017 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2017, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Third Quarter 2017 Report on the Investor Relations page of www.scotiabank.com.

Third Quarter Highlights (versus Q3, 2016)

•	Net income of $2,103 million, compared to $1,959 million

•	Earnings per share (diluted) of $1.66 compared to $1.54

•	ROE of 14.8%, in line with last year

•	Quarterly dividend increase of 3 cents per common share to 79 cents

Third Quarter Year to Date Highlights (versus YTD 2016)

•	Net income of $6,173 million, compared to $5,357 million

•	Earnings per share (diluted) of $4.85 compared to $4.20

•	ROE of 14.7%, compared to 13.6%

Third Quarter Year to Date Highlights (versus YTD 2016 adjusted for Q2, 2016 restructuring charge1)

•	Net income of $6,173 million, compared to $5,635 million

•	Earnings per share (diluted) of $4.85 compared to $4.43

•	ROE of 14.7%, compared to 14.3%

TORONTO, ONTARIO – (CNW – August 29, 2017) – Scotiabank reported third quarter net income of $2,103 million compared to $1,959 million in the same period last year. Diluted earnings per share were $1.66, compared to $1.54 in the same period a year ago. Return on equity was 14.8%, in line with last year. A quarterly dividend increase of 3 cents to 79 cents was announced.

“The Bank delivered strong quarterly earnings, generating double digit growth in our Canadian and International personal and commercial banking businesses,” said Brian Porter, President and CEO of Scotiabank. “Our good earnings momentum supported a quarterly dividend increase of 3 cents per common share - a 7% increase from last year. As well, we remain focused on leveraging our investments in digital and enhancing our capabilities to deliver a stronger customer experience.

“Canadian Banking had a strong quarter exceeding $1 billion in earnings, driven by loan and deposit growth, margin expansion and productivity improvements. Our investments in digital banking, including Tangerine, will support deeper customer relationships.

“International Banking delivered quarterly earnings exceeding $600 million. The strong momentum in our business was driven by good loan and deposit growth, positive operating leverage and improved credit quality.

“The Bank’s Common Equity Tier 1 ratio remains strong at 11.3%. Our capital position provides flexibility to grow and invest in our businesses as well as return capital to shareholders.

“We are pleased with our results. The strong performance of our underlying businesses, combined with high capital levels, will allow the Bank to continue making strategic investments, enhance our customer experience and drive sustainable results for our shareholders.”

[1]	Refer to “Non-GAAP Measures” section.

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Financial Results

The 2017 third quarter results are presented below:

	For the three months ended			For the nine months ended
(Unaudited)($ millions)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Net interest income	$3,833	$3,728	$3,602	$11,204	$10,639
Non-interest income	3,061	2,853	3,038	9,139	8,960

Total revenue	6,894	6,581	6,640	20,343	19,599
Provision for credit losses	573	587	571	1,713	1,862
Non-interest expenses	3,672	3,601	3,505	10,962	10,890
Income tax expense	546	332	605	1,495	1,490

Net income	$2,103	$2,061	$1,959	$6,173	$5,357

Net income attributable to non-controlling interests in subsidiaries	58	64	62	183	179
Net income attributable to equity holders of the Bank	2,045	1,997	1,897	5,990	5,178
Preferred shareholders	29	32	37	100	99
Common shareholders	$2,016	$1,965	$1,860	$5,890	$5,079

Earnings per common share (in dollars)
Basic	$1.68	$1.63	$1.55	$4.89	$4.22
Diluted	$1.66	$1.62	$1.54	$4.85	$4.20

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Third Quarter 2017 Report to Shareholders.

Adjusting for the Q2 2016 restructuring charge:

The table below reflects the impact of the restructuring charge taken last year in Q2 2016 of $378 million pre-tax ($278 million after tax (1)).

	For the nine months ended July 31, 2016
	Reported	Restructuring charge	Adjusted
Net income ($ millions)	$5,357	$278	$5,635
Diluted earnings per share	$4.20	$0.23	$4.43
Return on equity	13.6%	0.7%	14.3%
Productivity ratio	55.6%	(2.0)%	53.6%

(1)	Calculated using the statutory tax rates of the various jurisdictions.

Business Segment Review

Canadian Banking

Net income attributable to equity holders was $1,045 million, an increase of $115 million or 12% over the same quarter last year, of which 4% was due to higher gains on sale of real estate. As well, strong loan growth and margin expansion were partially offset by higher non-interest expenses and provision for credit losses.

Net income attributable to equity holders increased $74 million or 8% over last quarter, mainly due to higher net interest income due to the impact of the longer quarter, margin expansion and solid asset growth. Lower provision for credit losses also contributed to quarter-over-quarter growth in net income. These increases were partly offset by a lower gain on sale of real estate and higher non-interest expenses.

On a year-to-date basis, net income attributable to equity holders was $2,997 million, an increase of $215 million or 8%. Adjusting for the gain on the disposition of a non-core lease finance business (“the gain on disposition”) in the prior year, net income increased $315 million or 12%, of which 5% was due to higher gains on sale of real estate. As well, solid growth from loans and deposits was partially offset by higher non-interest expenses and provision for credit losses.

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International Banking

Net income attributable to equity holders was $614 million, up $87 million or 16% over the same quarter last year. The increase reflects good loan and deposit growth, as well as higher contributions from investments in associated corporations, benefits from cost-reduction initiatives and the positive impact of foreign currency translation. This was partly offset by higher income taxes.

Net income attributable to equity holders was up 3% from $595 million over last quarter. The increase reflects higher contributions from investments in associated corporations, combined with lower provision for credit losses and income taxes, partly offset by higher non-interest expenses.

On a year-to-date basis, net income attributable to equity holders was $1,785 million, up 17% from $1,532 million. The increase reflects higher net interest income and fees driven by strong loan growth, and the benefits from cost-reduction initiatives. This was partly offset by higher income taxes and the negative impact of foreign currency translation.

Global Banking and Markets

Net income attributable to equity holders was $441 million, an increase of $20 million or 5% over the same quarter last year. The increase was driven mainly by higher contributions from the equities business, and the Canadian, U.S. and European lending businesses. This was partly offset by lower results in fixed income, Asian lending and investment banking, as well as higher regulatory costs.

Net income attributable to equity holders decreased by $76 million or 15% over last quarter. This was due to lower contributions from the equities and commodities businesses and Asian lending, as well as higher regulatory costs.

On a year-to-date basis, net income attributable to equity holders was $1,427 million, an increase of $317 million or 29%. This was driven by higher contributions from the equities and fixed income businesses, as well as the Canadian, U.S. and European lending businesses. This was partly offset by lower contributions from Asian lending and investment banking, as well as higher regulatory costs.

Other

Net loss attributable to equity holders was $55 million, compared to net income of $19 million over the same quarter last year. The lower net gain on investment securities was partly offset by a decrease in non-interest expenses. The reduced level of non-interest income and higher income tax benefits were due partly to the elimination of larger tax-exempt income gross-up amounts this quarter.

Net loss attributable to equity holders was $55 million, compared to a loss of $86 million over last quarter. The positive impact of foreign currency translation (including hedges) and lower non-interest expenses were partly offset by lower contributions from asset/liability management activities and lower net gain on investment securities. The higher non-interest income and lower income tax benefits were due mainly to the elimination of lower tax-exempt income gross-up amounts this quarter.

On a year-to-date basis, net loss attributable to equity holders was $219 million, compared to $246 million last year, or a net income of $32 million after adjusting for the restructuring charge of $278 million ($378 million pre-tax). Lower net gain on investment securities, lower gains on sale of real estate, higher non-interest expenses, and the negative impact of foreign currency translation (including hedges) were partly offset by an increase in the collective allowance on performing loans last year. The lower non-interest income and higher income tax benefits were due partly to the elimination of larger tax-exempt income gross-up amounts this year.

Credit risk

The provision for credit losses was $573 million, an increase of $2 million over the same quarter last year. Higher retail provisions were mostly offset by lower non-retail provisions across all business lines. The provision for credit losses ratio improved to 45 basis points, a decrease of two basis points.

The provision for credit losses decreased $14 million or 2% over last quarter. Lower provisions in International Banking and Canadian Banking were partially offset by higher provisions in Global Banking and Markets, mainly relating to one account. The provision for credit losses ratio improved to 45 basis points, a decrease of four basis points.

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On a year-to-date basis, provision for credit losses was $1,713 million, a decrease of $149 million or 8%, due primarily to lower provisions related to energy exposures and the impact of last year’s increase in the collective allowance against performing loans of $50 million. The provision for credit losses ratio improved to 46 basis points, a decrease of six basis points.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio remained at 11.3% this quarter as strong internal capital generation was offset by growth in risk-weighted assets, excluding the impact from foreign currency translation. In addition, the Bank’s Tier 1 and Total capital ratios increased marginally to 12.6% and 14.8%, respectively.

As at July 31, 2017, the CET1, Tier 1, Total capital and Leverage ratios were well above Basel III all-in minimum requirements.

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Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2016 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2016 Annual Report) and updated by this document; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading “Overview-Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 29, 2017, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 640-5944 or 1-800-274-0251 and enter the access code 6751615# (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 29, 2017, to September 13, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors

requiring financial information, please contact Investor

Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global

Communications Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or

address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the

Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

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For other shareholder enquiries, please contact the Finance

Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (647) 777-1184

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:

Adam Borgatti	Kate Simandl
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 866-5042	(416) 866-6806

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